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                              June 23, 2022

       Ronald South
       Senior Vice President and Chief Financial Officer
       Henry Schein, Inc.
       135 Duryea Road
       Melville, NY 11747

                                                        Re: Henry Schein, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 25, 2021
                                                            Filed February 15,
2022
                                                            File No. 000-27078

       Dear Mr. South:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 25, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       42

   1. We note from your first quarter earnings call on May 3, 2022 that the company experienced some price
inflation. Please expand your discussion to identify the principal factors contributing to
the inflationary pressures the company has experienced and clarify the resulting impact,
if material, to the company. Also, please update your disclosure to identify actions
planned or taken, if any, to mitigate inflationary pressures. Refer to Item
                                                        303(b)(2) of Regulation
S-K.
 Ronald South
FirstName  LastNameRonald South
Henry Schein, Inc.
Comapany
June       NameHenry Schein, Inc.
     23, 2022
June 23,
Page 2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services